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10028579

SECURIT ... SION

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SEC FILE NUMBER
8-37329

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Nasdaq Execution Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway 51st Floor
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manny Alicandro **212-401-8982**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Manny Alicandro and I, Eric Noll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nasdaq Execution Services, LLC (the "Company"), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Signature

EVP Transaction Services
Title

KELLI J. BUFORD
Notary Public, State of New York
No. 01-BU6094380
Qualified in Bronx County
My Commission Expires on June 16, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
Nasdaq Execution Services, LLC

We have audited the accompanying statement of financial condition of Nasdaq Execution Services, LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nasdaq Execution Services, LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2010

Nasdaq Execution Services, LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 16,711,269
Deposits with clearing organizations	516,000
Receivables from affiliates, net	53,489,582
Goodwill	5,569,073
Intangible asset, net of accumulated amortization of $2,356,825	543,175
Deferred tax assets	4,292,900
Other assets	1,086,626
Total assets	$ 82,208,625
Liabilities and member's equity	
Liabilities:	
Accrued compensation and benefit costs	$ 250,113
Accrued routing fees	8,049,768
Accounts payable	870,434
Total liabilities	9,170,315
Member's equity	73,038,310
Total liabilities and member's equity	$ 82,208,625

See accompanying notes to the Statement of Financial Condition.

Nasdaq Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2009

1. Organization and Description of the Business

Nasdaq Execution Services, LLC, or the Company, is a wholly-owned subsidiary of Norway Acquisition, LLC, which is a wholly-owned subsidiary of The NASDAQ Stock Market LLC, or the Exchange. The NASDAQ OMX Group, Inc., or NASDAQ OMX, is a holding company that operates the Exchange as its wholly-owned subsidiary. On December 23, 2008, the Company became a single-member LLC as a result of a reorganization. The Exchange provides NASDAQ OMX's market participants with the ability to access, process, display and integrate orders and quotes in the Exchange and other national stock exchanges. The Company has no customers and accepts orders from one user, the Exchange, as part of its core routing brokerage business.

Activity and Regulation of Nasdaq Execution Services, LLC

The Company currently operates as the Exchange's routing broker-dealer for sending orders from the Exchange to other venues for execution in accordance with member order instructions and requirements. Nasdaq Execution Services had cleared all trading activity directly with the National Securities Clearing Corporation, or NSCC, either as a Qualified Special Representative, or QSR, or under an Automated Give Up, or AGU, agreement, through the Automated Confirmation Trades system, or ACT, except for institutional trades and Designated Order Turnaround, or DOT, processed listed securities. Since July 11, 2008, Nasdaq Execution Services has been replaced by The NASDAQ Stock Market Omnibus Account as the central facilitating account on The NASDAQ Stock Market. This Omnibus Account is granted by the NSCC to NASDAQ under the Exchange's membership at the NSCC. The Omnibus Account exists strictly to facilitate anonymity and the two legged off-setting clearing transactions comprising trades on The NASDAQ Stock Market. The Omnibus Account is different from the broker-dealer in two primary regards, the Omnibus Account is submitted locked-in under the auspices of the Exchange rather than QSR or AGU, and the Omnibus Account is not legally a party to the trade, as it only exists as a facilitator as stated. Nasdaq Execution Services maintains its QSR status and relationships, and its AGU relationships, but is no longer a broker-dealer operating an electronic trading venue, or facilitating for one as was the case. The broker-dealer is now strictly a routing broker, relying on the executing party or venue; another broker operating an electronic communications network, or ECN, alternative trading system, or ATS, or agency book, or registered stock exchange, to submit clearing records against Nasdaq Execution Services to the NSCC as applicable. Certain transactions, primarily in the trade support role, may still be handled manually via ACT. The QSR relationship is an agreement between Nasdaq Execution Services, the clearing broker, and a contra-clearing broker whereby the contra-clearing broker agrees to honor all trades sent directly to the NSCC by Nasdaq Execution Services. In the AGU relationship, Nasdaq Execution Services will send the trade to ACT

1. Organization and Description of the Business (continued)

initially and then ACT will send the trade to the NSCC for clearing. Nasdaq Execution Services, as a broker-dealer, can also receive non-electronic executions from markets that experienced technical issues hindering the receipt of electronic executions on trade date. These executions not received electronically on trade date (T) could be received in clearing on T+1 where Nasdaq Execution Services could potentially need to trade out of these executions on a principal capacity basis.

The Company is registered as a broker-dealer with the Securities and Exchange Commission, or SEC, and in all 50 states, the District of Columbia and Puerto Rico. It is also a member of The NASDAQ Stock Market, NASDAQ OMX BX, NASDAQ OMX PHLX, New York Stock Exchange, or NYSE, NYSE ARCA, Financial Industry Regulatory Authority, or FINRA, NYSE Amex, Chicago Stock Exchange, International Securities Exchange, Chicago Board Options Exchange, the National Stock Exchange and the BATS Exchange, Inc. The Company is distinguished from most broker-dealers in that it is a facility of the Exchange, which functions as both an exchange and a Self Regulatory Organization, or SRO.

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators.

2. Summary of Significant Accounting Policies

Financial Statement Preparation

The preparation of the Company's statement of financial condition, in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at acquisition to be cash equivalents. At December 31, 2009, there were no cash equivalents. In January 2009, the Company had cash equivalent investments held primarily in money market funds held at major U.S. financial institutions which were subsequently sold. All cash is held with one major U.S. bank.

2. Summary of Significant Accounting Policies (continued)

Deposits with Clearing Organizations

The deposits with clearing organizations primarily represent funds held at the NSCC for settlement of trades and funds also held at the Depository Trust Company and NASDAQ OMX BX. During 2009, the Stock Clearing Corporation of Philadelphia returned its deposit to the Company.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of a business acquired. The Company is required to test goodwill for impairment at the reporting unit annually, or in interim periods if certain events occur indicating that the carrying value may be impaired. If the fair value of the reporting unit is less than its carrying value, the Company would need to further assess if there is an impairment to goodwill. The Company completed the required annual impairment test, which determined that goodwill was not impaired.

Intangible Asset, Net

Intangible asset, net at December 31, 2009, consists of routing software and related technology hardware, which is being amortized over an estimated useful life of five years. For finite-lived intangible assets subject to amortization, impairment is considered upon certain "triggering events." Impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. There were no triggering events during 2009 that would have required an impairment test to be performed.

Securities Owned and Securities Sold, Not Yet Purchased, At Market Value

The Company may temporarily have positions in equity securities due to system interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from position breaks due to an interruption. When the market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day resulting in limited market risk to the Company. Securities owned and securities sold, not yet purchased are carried at market value in other assets and accounts payable in the statement of financial condition and there were no positions related to securities owned and securities sold, not yet purchased at December 31, 2009.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company's operating results are included in the federal income tax return and state income tax returns filed by NASDAQ OMX. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ OMX financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure the Company's unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition.

Recently Adopted Pronouncements

In 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Codification, or ASC, Topic 105, "Generally Accepted Accounting Principles," as the single source of authoritative nongovernmental U.S. GAAP. The provisions in this guidance do not change current U.S. GAAP, but are intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents were superseded and all other accounting literature that is not included in the FASB Codification is considered non-authoritative. This guidance is effective for interim and annual periods ending after September 15, 2009 and, accordingly, was effective for our annual period ended December 31, 2009. The adoption of this guidance did not have an impact on our financial condition, but did impact our financial reporting process by eliminating all references to pre-codification standards.

Also, in 2009, we adopted ASC Topic 855, "Subsequent Events," which provides guidance to establish general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance requires entities to disclose the date through which subsequent events were evaluated

2. Summary of Significant Accounting Policies (continued)

as well as the basis for why that date was selected. The guidance did not have a material impact on our financial condition and disclosures.

3. Related Party Transactions

In 2009, the Company received revenues from the Exchange and paid for services provided based on a services agreement entered into between the Company and NASDAQ OMX, or the Services Agreement. The Company operates solely as the routing broker for the Exchange. Under the Services Agreement, the Exchange agrees to pay the Company a fee per share for routing orders related to these securities. Revenue is recognized as earned, and is allocated to the Company through an intercompany receivable, resulting in amounts due from affiliates. The routing fee is intended to reimburse the Company for costs incurred in routing orders to external destinations for the Exchange, as well as other broker-dealer related expenses. These expenses include NSCC fees, Depository Trust and Clearing Corporation fees, clearing costs, exchange fees, annual membership fees and certain technology related costs. The Company agrees to pay for all routing services provided to the Exchange.

The Exchange agreed to provide the Company with support services, including but not limited to, finance administration, human resources, technology and management support. Certain other expenses of the Company are settled on the Company's behalf by NASDAQ OMX and the Exchange and are allocated through an intercompany charge, resulting in amounts due to affiliates.

4. Goodwill and Intangible Asset

On August 1, 2006, NASDAQ OMX adopted a holding company structure in connection with its registration as a national securities exchange. The NASDAQ Stock Market LLC holds the operations of the exchange and NASDAQ OMX's exchange license. On December 28, 2006, NASDAQ OMX completed an internal reorganization that resulted in the Company's transfer of certain assets and liabilities relating to NASDAQ OMX's acquisition of Inet ATS, Inc. and Brut LLC's trading platforms to the Exchange. These assets and liabilities of the Company were transferred as of December 28, 2006 based on the revised operating structure of these entities and resulted in an allocation of goodwill based on the relative fair value of the Company. As a result of the reorganization and at December 31, 2009, the Company had goodwill of $5,569,073.

4. Goodwill and Intangible Asset (continued)

The following table summarizes the Company's intangible asset as of December 31, 2009:

	Gross Carrying Amount	Accumulated Amortization	Net Intangible Assets
Routing software and related technology hardware	$ 2,900,000	$ (2,356,825)	$ 543,175

5. Income Taxes

As of December 31, 2009, the net deferred tax asset balance is $4,292,900. This amount primarily relates to the amortization of intangible assets. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is required.

As of December 31, 2009, we had $608,619 unrecognized benefits of which $395,602 would affect tax expense if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2009	$ 608,619
Changes:	
Additions from tax positions taken in a prior period	–
Balance at December 31, 2009	$ 608,619

The Company filed a New York City Unincorporated Business Tax return, for periods through December 22, 2008. As such the Company is subject to audit by New York City. No tax returns are currently under examination by New York City. The Company remains subject to audits for years 2006-2008. For periods after December 23, 2008, the Company's operating results are included in the federal income tax return and state income tax returns filed by NASDAQ OMX. NASDAQ OMX and its eligible subsidiaries file a consolidated U.S. federal income tax return and applicable state and local income tax returns. Federal income tax returns for years 2006-2008 are subject to examination by the Internal Revenue Service.

6. Net Capital Requirements and Member's Equity

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule, or Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2009, the Company had net capital of $8,855,728, which was $8,605,728 in excess of its required net capital of $250,000. The Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2009, the Company was in compliance with all such requirements.

The Company claims exemption from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii).

7. Commitments and Contingent Liabilities

Brokerage Activities – The Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

General Litigation and Regulatory Matters – The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position of the Company.

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs and state securities commissions may conduct

7. Commitments and Contingent Liabilities (continued)

orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and administrative proceedings which can result in censures, fines, the issuance of cease-and-desist state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

Risks and Uncertainties – As discussed above, the Company, as a routing broker-dealer, is exposed to clearance and settlement risks.

8. Fair Value of Financial Instruments

The Company considers cash and cash equivalents, deposits with clearing organizations, receivables from affiliates, net, other assets, accrued compensation and benefit costs, accrued routing fees and accounts payable to be its financial instruments. The carrying amounts reported in the statement of financial condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

9. Subsequent Events

The Company has evaluated its subsequent events through February 24, 2010, the issuance date of this statement of financial condition as of December 31, 2009 and there are no known events that require disclosure.

Ernst & Young LLP

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www.ey.com

STATEMENT OF FINANCIAL CONDITION

Nasdaq Execution Services, LLC
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG